UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported):
September 30, 2015

ELIO MOTORS, INC.
(Exact name of issuer as specified in its charter)

Arizona	27-1288581
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

2942 North 24th Street, Suite 114-700, Phoenix, Arizona 85016
(Full mailing address of principal executive offices)

(480) 500-6800
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:
Common Stock, no par value

Item 9. Other Events (Quarterly Financials)

Elio Motors, Inc. (“we,” “us” or “our”) provides the following unaudited financial information for the nine months ended September 30, 2015.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Since our incorporation in October 2009, we have been engaged primarily in developing the design of the Elio and obtaining loans and funds from investors to fund that development.  We are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have not commenced.  We completed the initial design for the Elio as well as our business model in December 2012.  We began accepting reservations in January 2013 for the Elio, closed on the purchase of manufacturing equipment in February 2013, built three prototypes from January 2013 through January 2014, secured a manufacturing facility in December 2013, sourced suppliers and services providers during 2014, and applied for the ATVM loan (described below) in August 2014.

Cash investment has totaled $8,599,344, net of related expenses, from incorporation through September 30, 2015 and loans have totaled $41,428,460 from incorporation through September 30, 2015.  We have also obtained deposits from persons desiring to reserve an Elio totaling $19,606,890 through September 30, 2015.

Operating Results

We have not yet generated any revenues and do not anticipate doing so until late in 2016 at the earliest, but more likely in 2017.

Nine Months Ended September 30, 2015 Compared to September 30, 2014.  Operating expenses for the nine months ended September 30, 2015 decreased by 37% over the comparable 2014 period, due to reduced engineering, research and development.

Interest expense increased by 175% due to the default interest charges on the note to Racer Trust, offsetting the decrease in operating expenses.

As a result, our net loss for the nine months ended September 30, 2015 was $14,462,831, as compared to $13,921,496 for the comparable 2014 period, a slight increase of 4%.  Our accumulated deficit was $59,419,070 at September 30, 2015.

Liquidity and Capital Resources

September 30, 2015.  As of September 30, 2015, we had cash of $117,879 and a working capital deficit of $18,266,700, as compared to cash of $374,652 and a working capital deficit of $8,446,483 at December 31, 2014.  The increase in the working capital deficit results primarily from a note payable to CH Capital Lending, LLC, a related party, in the principal amount of $9,850,000, being classified as a current liability.

We obtained a forbearance agreement until July 31, 2016 with respect to this note due July 31, 2015, which is secured by a first position in equipment in the Shreveport, Louisiana manufacturing facility.  The lender, CH Capital Lending, is an affiliate of Stuart Lichter, one of our directors and significant shareholders.  We have three loans from Mr. Lichter totaling $1,900,500 which are also due July 31, 2016. We also obtained a deferral of the lease payments on the Shreveport facility until August 1, 2016.  Such payments were to have commenced on August 1, 2015.  The lessor, Shreveport Business Park, is an affiliate of Mr. Lichter.

We also have a long-term loan of $23,000,000 from the Racer Trust which was incurred in March 2013 in connection with the purchase of the equipment at the Shreveport facility.   This loan was to be repaid in monthly installments of $173,500 beginning on November 1, 2013, with the entire remaining balance due September 1, 2016.  We were delinquent on the first payment, which triggered default interest to be charged on the loan at 18% per annum.  Payments made in 2014 were applied to this interest.  In March 2015, we entered into an amendment to the promissory note which deferred the installment payments until January 1, 2016 and extended the maturity date to July 1, 2017.

In addition to the agreements made with our lenders to defer cash outlays, we have funded our operations during the nine months ended September 30, 2015 primarily through the receipt of customer reservations $3,841,000 and the gross proceeds from a placement of convertible subordinated secured notes due September 30, 2022 of $3,677,960.

These notes, which were offered and sold only to accredited investors, are convertible into shares of our common stock at any time prior to their maturity in 2022 at a conversion price equal to $5.98 per share for the first $5,000,000 of notes issued and $9.65 for the next $10,000,000 of notes issued.  Interest of 5% per annum accrues on the unpaid principal balance and all unpaid principal and interest are to be paid at maturity.  The notes are secured, but subordinated to the liens of CH Capital Lending, the Racer Trust, and IAV Automotive Engineering.  We have granted piggyback registration rights covering the shares issuable upon conversion of the notes and holders of the notes have a right of participation for an amount equal to 25% of future equity or convertible financings (“Subsequent Financings”) undertaken by us at the valuation of such future financings.  If a note holder decides not to participate in a Subsequent Financing, the note holder will lose its right to participate in future Subsequent Financings.

In August 2015, we filed an offering statement pursuant to Regulation A of the Securities Act of 1933 with the Securities and Exchange Commission.  We are offering a minimum of 1,050,000 shares of common stock and a maximum of 2,090,000 shares of common stock on a “best efforts” basis, at a price of $12.00 per share.  At September 30, 2015, we had $105,130 of deferred offering costs, which will be offset against offering proceeds upon the completion of the offering or expensed upon abandonment of the offering.  The offering statement was qualified in November 2015 and the minimum offering amount was sold in December 2015.  The offering was closed in February 2016, with a total of 1,410,048 shares sold for gross proceeds of $16,920,576.

Future Financing

Much of the vehicle engineering has been completed, and we are finalizing our engineering simulations, which suggest that the important vehicle performance milestones can be achieved.  To date, $17.9 million has been invested in vehicle engineering and development. Funding from our Regulation A offering will be used to build and test 25 prototypes. Upon completion of this phase, which management expects to take six months, the vehicle production costs, as well as the performance and safety profiles, will be understood to a level that will allow for the kick-off of hard tooling.  With the development risks addressed, we will then be in a position to raise larger amounts of capital - to be up to another estimated $240 million to fund production activities.

We are pursuing multiple options for such funding, rather than relying on one source.  We believe funding will come from a combination of short-term and long-term sources and from one or more of the sources discussed below, as well as more traditional sources (not discussed), such as venture debt arrangements and capital leasing on equipment.

Customer Reservations.  Customer reservations have provided significant funding for us in the past and we expect reservations to be a significant source of short-term liquidity in the future.  With each progressive step in our development, we have experienced a surge in reservations.  In addition, as we achieve subsequent milestones in the development of the Elio, customer confidence increases.  Accordingly, we expect to see surges in reservations as the following milestones are achieved and announced:  completion of prototypes, testing results, confirmation of mileage, guarantee of the sales price, hiring at the manufacturing facility, and, hopefully before production commences, scarcity.

Through September 30, 2015, we have $19,606,890 in reservations, an average over $600,000 per month.  Of this amount, $4.6 million is held by credit card processing companies as a percentage of non-refundable reservations, which will be released no later than start of production.

Sale of Excess Equipment.  We will not use all of the equipment purchased at the Shreveport facility.  Through September 30, 2015, sales of excess equipment has yielded $3,594,019.  We will continue to sell excess equipment and use the proceeds to pay down the CH Capital Lending loan.

Advanced Technology Vehicles Manufacturing (ATVM) Loan Program. In 2007, the Advanced Technology Vehicles Manufacturing (ATVM) Program was established by Congress to support the production of fuel-efficient, advanced technology vehicles and components in the United States.  To date, the program, which is administered by the U.S. Department of Energy’s Loan Programs Office, has made over $8 billion in loans, including loans to Ford ($5.9 billion), Nissan ($1.45 billion) and Tesla ($465 million).  This loan program provides direct loans to automotive or component manufacturers for re-equipping, expanding, or establishing manufacturing facilities in the United States that produce fuel-efficient advanced technology vehicles (ATVs) or qualifying components, or for engineering integration performed in the U.S. for ATVs or qualifying components.  The ATVM loans are made attractive to applicants due to their low interest rates (set at U.S. Treasury rates (approximately 2% to 4%), minimal fees (no application fees or interest rate spread and only a closing fee of 0.1% of loan principal amount), and long loan term life of up to 25 years (set at the assets’ useful life).  In order to qualify, auto manufacturers must be able to deliver “light duty vehicles” having 25% greater fuel economy than comparable models produced in 2005 or “ultra efficient vehicles” that achieve at least 75 miles per gallon.  In addition, ATVM borrowers must remain financially viable over the life of the loan without the receipt of additional federal funding associated with the proposed project.

We have engaged Black Swan LLC to provide lobbying services on our behalf.  We issued 62,500 shares of our common stock to Black Swan as partial compensation for these lobbying services and owe Black Swan a $400,000 cash payment.  In the event we obtain funds as a result of the ATVM loan program, or its successor program if ATMV were to be modified, we have agreed to pay a success fee to Black Swan in the amount of $1,000,000.

The ATVM application process is comprised of 4 stages:
1.	Application – Part I: Determine basic eligibility
2.	Application – Part II: Confirmatory due diligence
3.	Conditional Commitment: Negotiate term sheet
4.	Loan Guarantee: Negotiate final agreements

Elio Motors has completed the first stage by submitting an application for a loan of approximately $185 million, the proceeds of which would be used to partly fund the purchase of equipment and equipment installation into the Shreveport facility prior to and ramp up after the start of production.  As of January 15, 2015, the Department of Energy (DOE) has confirmed that the Company has achieved the technical criteria for the loan.  Due diligence has been pending upon the confirmation of the Company’s financial backing, which includes the proceeds from the Regulation A offering. The Company has shared its production timing plans with the DOE, including the financing milestones to be achieved to kickoff production tooling in order to meet the Company’s start of production date. While the DOE has acknowledged and seems to be sensitive to the Company’s requirements, it has not made any commitments regarding its ability to meet these funding milestones. The specific terms and conditions of the ATVM loan will be negotiated with each applicant during the conditional commitment stage.  As indicated in this discussion, if the Company is unable to obtain a loan under the ATVM Program, it will rely on funding through customer reservations, selling debt securities, and possibly CAFE credits.

CAFE Credits.  In 1975 in response to the Arab oil embargo, the U.S. Congress enacted Corporate Average Fuel Economy (CAFE) standards in an effort to reduce U.S. dependence on foreign oil and save on fuel costs through the improvement of U.S. automobile fuel efficiencies.  The National Highway Traffic Safety Administration (NHTSA) is responsible for administering the CAFE program, which was amended in 2007 to establish a trading credit program to incentivize auto manufacturers to further improve vehicle fuel efficiencies.  Auto manufacturers may earn CAFE credits (or be penalized) by exceeding (or failing to meet) increasingly more ambitious compliance standards for the model year of each passenger car or light duty truck produced.  Accumulated CAFE credits are transferable and saleable to other auto manufacturers and can be carried forward up to five years.  Credits (or penalties) are totaled for the manufacturer’s entire production fleet for a particular model year, and are applied at a rate of $55 per 1 mpg above (or below) the standard.  The CAFE standard has been amended to increase mpg for cars and light trucks to 48.7 to 49.7 mpg by 2025.

According to the estimated fuel economy of the Elio, it is expected that we could be well positioned to earn a substantial number of credits, from which we could generate extensive future revenues through the sale and transfer of these credits to other auto industry manufacturers. We have received indications from auto industry manufacturers that they would purchase our credits upon confirmation that we can participate in the CAFE program.  Currently, we do not qualify for participation in the CAFE program, since the Elio is not an automobile.  We have been working with members of Congress and with the former acting head of the NHTSA to permit participation in the program by autocycles.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
BALANCE SHEETS
SEPTEMBER 30, 2015 AND DECEMBER 31, 2014

	Unaudited
Assets	September 30, 2015	December 31, 2014
Current Assets
Cash and cash equivalents	$117,879	$374,652
Restricted cash held in escrow	2,256,762	476,055
Prepaid expenses and other current assets	240,939	104,383
Total Current Assets	2,615,580	955,090

Restricted cash held for customer deposits	5,708,022	4,855,499
Machinery and equipment, net	16,939,299	20,124,788
Facility under capital sublease, net	6,975,000	7,200,000
Other assets	102,193	74,966
Deferred offering costs	105,130	-
Total Assets	$32,445,224	$33,210,343
Liabilities and Stockholders' Deficit
Current Liabilities
Accounts payable and accrued liabilities	$5,736,021	$4,420,104
Customer deposits	1,060,950	913,700
Advances due to related party	342,389	344,827
Interest payable, current portion	2,591,910	2,122,942
Note payable, net of discount	543,729	1,600,000
Notes payable due to related party, net of discount	10,607,281	-
Total Current Liabilities	20,882,280	9,401,573

Customer deposits, net of current portion	18,545,940	14,852,183
Interest payable, net of current portion	7,095,436	2,241,134
Convertible notes payable, net of discount	2,123,610	-
Notes payable, net of current portion and discount	19,309,654	18,546,911
Notes payable due to related party, net of discount	-	10,549,348
Capital sublease obligation	7,500,000	7,500,000
Total Liabilities	75,456,920	63,091,149
Commitments and contingencies (see notes to financial statements)
Stockholders' deficit:
Common stock, no par value, 100,000,000 shares authorized,
25,077,500 shares issued and outstanding	15,075,433	15,075,433
Convertible share options	1,331,941	-
Accumulated deficit	(59,419,070)	(44,956,239)
Total stockholders' deficit	(43,011,696)	(29,880,806)
Total Liabilities and Stockholders Deficit	$32,445,224	$33,210,343

See accompanying notes to financial statements

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014 (UNAUDITED)

	Unaudited
	September 30, 2015	September 30, 2014
Costs and Expenses:
Engineering, research and development costs	$539,302	$4,531,069
General and administrative expenses	4,586,535	4,447,629
Sales and marketing expenses	2,109,628	2,513,820
Total costs and expenses	7,235,465	11,492,518

Loss from operations	(7,235,465)	(11,492,518)

Other income (expense):
Other income	29,327	212,773
Interest expense	(7,256,693)	(2,641,751)
Other expense	-	-
Total other income and expenses	(7,227,366)	(2,428,978)

Net Loss	$(14,462,831)	$(13,921,496)

Weighted-average number of common shares outstanding	25,077,500	25,027,399

Basic loss per share:	$(0.58)	$(0.56)

See accompanying notes to financial statements

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014 (UNAUDITED)

	Unaudited
	September 30, 2015	September 30, 2014
Cash Flows From Operating Activities
Net Loss	$(14,462,831)	$(13,921,496)
Adjustments to reconcile net loss to net cash provided
by (used in) operating activities:
Depreciation and amortization	227,692	-
Amortization of discount on notes payable	492,904	-
Amortization of deferred financing costs	150,049	98,442
Accrued interest on capital sublease obligation	3,295,257	1,560,951
Change in operating assets and liabilities:
Prepaid expenses	(136,556)	287,699
Other assets	(27,227)	(74,966)
Deferred offering costs	(105,130)	-
Accounts payable and accrued liabilities	1,315,917	4,711,939
Customer deposits	3,841,007	11,369,727
Interest payable	2,749,550	(57,563)
Net Cash Provided by (Used in) Operating Activities	(2,659,368)	3,974,733

Cash Flows From Investing Activities
Change in restricted cash	(2,633,230)	(2,737,453)
Purchases of machinery and equipment	(41,604)	-
Sales of machinery and equipment	3,224,401	-
Net Cash Provided by (Used in) Investing Activities	549,567	(2,737,453)

Cash Flows from Financing Activities
Issuance of common stock, net of issuance costs	-	211,838
Repayments of notes payable	(1,056,271)	(11,411,500)
Advances received from related party	-	10,550,500
Repayments of advances from related party	(513,471)	(41,050)
Payment of deferred loan costs	(255,190)	(508,391)
Proceeds from convertible notes	3,677,960	-
Net Cash Provided by (Used in) Financing Activities	1,853,028	(1,198,603)

Net Change in Cash and Equivalents	(256,773)	38,677
Cash at Beginning of Period	374,652	869,107
Cash at End of Period	$117,879	$907,784

See accompanying notes to financial statements

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2015 (UNAUDITED)

The financial information presented should be read in conjunction with the entity's latest annual audited financial statements to obtain full disclosure information.

NOTE 1	BASIS OF PRESENTAION
The accompanying financial statements have been prepared by the Company, without audit, and reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the consolidated financial statements reflect all adjustments (of a normal and recurring nature) which are necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods presented. The results of operations for the nine months ended September 30, 2015 are not necessarily indicative of the results to be expected for the entire fiscal year.

NOTE 2	ORGANIZATION AND BUSINESS ACTIVITIES
On July 14, 2015, the articles of incorporation were amended and the authorized common stock and preferred stock were modified to 100,000,000 and 10,000,000 shares, respectively.  In connection with the amendment, the Board of Directors of the Company approved a 500 for 1 common stock split for all outstanding common stock at July 14, 2015.  All references in the financial statements to the number of shares outstanding, and per-share amounts have been restated to reflect the effect of the stock split for all periods presented.

On August 20, 2015 the Board of Directors of the Company approved raising additional capital by offering shares under Regulation A of the Securities Act of 1933.  The directors also approved that the executive officers take all actions necessary or desirable to effect the listing and trading of the shares on the OTC Market’s OTCQX marketplace upon successful completion of the offering.

On September 30, 2015 the Board of Directors of the Company approved extending the offering of convertible subordinated secured notes until the earliest to occur of: (1) the commencement of the Company’s Regulation A offering of common stock; (2) the sale of notes in the aggregate principal amount of $30,000,000; and (3) December 31, 2015.

NOTE 3	PROPERTY AND EQUIPMENT
The Company started disposing of excess machinery and equipment from the Shreveport facility with approval of its secured creditors.  For the nine months ending September 30, 2015, the equipment sales were $3,594,019 with $1,876,288 held in escrow, $1,467,209 applied to the senior promissory notes principal and interest and the balance paid in fees.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2015 UNAUDITED

NOTE 4	CUSTOMER DEPOSITS
The Company has received customer deposits ranging from $100 to $1,000 per order for purposes of securing their vehicle production slot.  As of September 30, 2015, the Company received refundable deposits of $1,060,950 which are refundable upon demand. Refundable deposits are included in current liabilities in the accompanying balance sheet.  The Company has received $18,375,034 in nonrefundable deposits.  The nonrefundable deposits are included in long term liabilities in the balance sheet since production is expected to begin in the fourth quarter of 2016.

NOTE 5	DEFERRED OFFERING COSTS
The Company capitalizes certain costs associated with the offering of its stock and adjust the deferred cost to offset offering proceeds upon closing of the offering or expenses the costs upon abandonment of the offering.

NOTE 6	LONG TERM DEBT
Senior Promissory Note
The Company entered into a forbearance agreement with CH Capital Lending, LLC (“CH Capital”) a related party, which defers the enforcement long term liabilities in the accompanying balance sheet.

The Company started disposing of excess machinery and equipment from the Shreveport facility through agreement with its secured creditors.  Proceeds from the sale are being paid to the CH Capital note. Through September 30, 2015, the amount applied to principal and interest was $1,467,209.

Subordinated Promissory Notes
On March 17, 2015, the Company entered into the first amendment to the subordinated promissory note with RACER.  The first amendment delayed the monthly minimum payments from January 1, 2015 until January 1, 2016.  The first amendment also extended the maturity date from September 1, 2016 to July 1, 2017.  The principal balance outstanding shall continue to bear default interest of 18% per annum until the payments are resumed on January 1, 2016.

On March 13, 2015, the Company signed an installment payment agreement with IAV Automotive Engineering, Inc.  The agreement confirms the balance of the outstanding debt to be $1,323,000 and requires monthly payments of $150,000 to be made on the 15th day of each month with the balance paid in full by December 1, 2015.

Convertible Subordinated Secured Notes Payable
The Company has executed various convertible subordinated secured notes (“secured convertible notes”) to multiple individuals and trusts.  The notes can be converted into common stock and have a maturity date of September 30, 2022.  The secured convertible notes incur interest, payable upon maturity at 5% per annum on the principal amount.  As of September 30, 2015, the secured convertible notes issued totaled $2,123,610, net of discounts and issuance costs.  Accrued interest as of September 30, 2015 amounted to $49,368.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2015 UNAUDITED

NOTE 7	COMMITMENTS AND CONTINGENCIES

Sales Discounts
The Company provides a sales discount for nonrefundable deposit customers equal to 50% of the nonrefundable deposit, up to $500 per deposit.  The deposit will be applied toward the purchase of the vehicle at the time of the purchase.  No liability has been recorded for the nonrefundable deposit sales discount since the utilization cannot be reasonably estimated at this time.  Future committed sales discounts offered amounted to approximately $9,187,517 at September 30, 2015.

NOTE 8	RELATED PARTY TRANSACTIONS

Through September 30, 2015, the Company issued five convertible subordinated secured notes to a shareholder of the Company for a total of $1,600,000.  As of September 30, 2015, the Company advanced to its President and CEO $102,193.

NOTE 9	SUBSEQUENT EVENTS

The Company filed an offering statement pursuant to Regulation A of the Securities Act of 1933, which was qualified by the Securities and Exchange Commission on November 20, 2015.  The Company is offering a minimum of 1,050,000 shares of common stock and a maximum of 2,090,000 shares of common stock on a “best efforts” basis, at a price of $12.00 per share.  If $12,600,000 in subscriptions for the shares (the “Minimum Offering”) is not deposited in escrow on or before December 31, 2015 (the “Minimum Offering Period”), all subscriptions will be refunded to subscribers without deduction or interest.  Subscribers have no right to a return of their funds during the Minimum Offering Period.  If this Minimum Offering amount has been deposited by December 31, 2015, the offering may continue until the earlier of March 31, 2016 (which date may be extended at the Company’s option) or the date when all shares have been sold.  The Company reserves the right to accept subscriptions for up to an additional 418,000 shares, for an additional $5,016,000 in gross proceeds.  As of December 31, 2015 the Minimum Offering had been met, and the Company intends to close the offering in February 2016.

There is currently no trading market for the Company’s common stock.  The Company intends to apply to have shares of common stock approved for trading on the OTCQX marketplace and expects to trade under the symbol “ELIO” upon the completion of its Regulation A offering.

As of December 17, 2015 the Board of Directors terminated the offering of convertible subordinated secured notes.  At that time, the secured convertible notes issued totaled $3,068,584, net of discounts and issuance costs.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELIO MOTORS, INC. (Exact name of issuer as specified in its charter)

By:	/s/ Paul Elio
Paul Elio
Chief Executive Officer

By:	/s/ Connie Grennan
Connie Grennan
Chief Financial Officer

Date:	February 17, 2016